     AMARC RESOURCES LTD. SIX MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1           Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the period ended June 30, 2004.

This MD&A is prepared as of August 24, 2004. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2           Overview

Amarc Resources Ltd. ("Amarc" or the "Company") is a mineral exploration company. In fiscal 2004, the Company assembled a capable and experienced exploration team to focus its efforts toward making major new mineral deposit discoveries in British Columbia. This team is assembling a portfolio of key projects, and has initiated field surveys on high priority targets.

GBR Property

In May 2004, Amarc entered into an option agreement with the Iskut North Syndicate to acquire a 100% interest in the GBR (previously known as Wolverine) property, located on the Golden Bear Road about 40 kilometres northwest of Telegraph Creek, British Columbia.

Amarc can acquire its interest in the property by making staged cash payments, totalling $225,000 and issuing 450,000 common shares over four years, to the Iskut River Syndicate. The first option payment of $15,000 and 30,000 shares has been made. The property is also subject to a 2% net smelter royalty ("NSR"), which Amarc, at its option, can purchase for $2.0 million.

Amarc staked additional claims, bringing the property to 13 contiguous mineral claims covering an area of 6,400 hectares.

Previous exploration activities on the GBR property has identified large copper and gold soil geochemical anomalies, covering an area 4,700 m long and 590-2100 m wide associated with the margins of a large (15 km x 20 km) regional airborne magnetic high. The anomalies occur in the area of a contact between an Upper Triassic dioritic intrusion and Upper Triassic Stuhini volcanic rocks. Although not fully tested by ground surveys, the limited prospecting and geological mapping done show finely disseminated pyrite in the volcanic rocks and pyrite, chalcopyrite, pyrrhotite or magnetite in intrusive rocks occurring over

AMARC RESOURCES LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

areas of least 1,000 m wide by 2,500 m long. The airborne magnetic survey also outlined a number of satellitic magnetic features that may indicate the potential for other similar sized sulphide systems.

Amarc began a first phase exploration program in June, consisting of geological mapping, approximately 200 line kilometres of geochemical grids and 100 line kilometres of ground (induced polarization and magnetometer) geophysical surveys, to refine gold-copper targets for follow up drill testing. Work is ongoing.

Spius Creek Property

Subsequent to the end of the quarter in July 2004, the Company entered into an option agreement with two arm's-length parties to acquire a 100% interest in the Spius gold-copper porphyry property. The property is located near the town of Merritt in the Nicola region of south-central British Columbia.

Amarc can acquire a 100% interest in the Spius Creek property by making staged cash payments, totalling $35,000, and issuing 80,000 common shares over three years. The property is also subject to a 2% NSR, which Amarc, at its option, can purchase for $2.0 million. The first option payment of 10,000 shares was made subsequent to the end of the quarter.

The gold-copper-molybdenum porphyry target on the Spius property is defined by an extensive (500 metres by 600 metres) open-ended copper-in-soil anomaly with associated molybdenum values that is situated nearby two large (500 metres by 1,200 metres) induced polarization chargeability anomalies. Drilling has been done on the property in the past, but it was very limited in scope and did not test the prospective copper-in-soil anomaly. Amarc plans to commence exploration at the property in the summer of 2004. The objective is to advance the project to the drill ready stage in the next several months.

Crystal, Orr, Jim, Hook and Sky Properties

Amarc has staked an additional package of five properties, totalling 13,000 hectares, as part of its ongoing "BC Initiative" program. The geological setting consists of Mesozoic Nicola Group volcanic and sedimentary rocks in the vicinity of Triassic and Jurassic intrusive plugs and stocks - a setting known to be prospective for porphyry gold-copper occurrences. The target areas are defined by airborne magnetometer geophysical anomalies. Preliminary ground surveys, consisting of geological mapping, geochemical sampling and geophysical surveys, were carried out in May and June. Results are pending.

Buck Property

Amarc acquired the 4,750-hectare Buck claims, located 20 kilometres south of Houston, in January 2004. The Buck claims lie on the west side of a Tertiary volcanic complex in a geological environment permissive for precious metals deposits transitional between porphyry and epithermal systems. Induced polarization surveys have identified two high contrast anomalies.

In July 2004, Amarc entered into an option agreement whereby GMD Resources Ltd. ("GMD") can earn a 50% interest in the Buck claims. To earn its interest, GMD must issue 100,000 units comprised of 100,000 common shares of GMD at a deemed price of $0.05 per share and 100,000 two-year share

AMARC RESOURCES LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

purchase warrants, exerciseable at $0.10 per share in the first year and $0.15 per share in the second year. GMD must also incur exploration expenditures totalling $500,000 over five years, with a minimum annual expenditure of $100,000.

Other Properties

The Inde Property is located in Durango State, Mexico. Gold mineralization at Inde occurs in tabular massive sulphide replacement bodies, situated at or near the contact of limestone country rocks and later intrusive rocks. The Company acquired the property in late 2001, and carried out geological mapping and diamond drilling programs in the following year. Although some interesting mineralization was intersected, the drilling mainly encountered stoped-out areas from previous mining.

Amarc owns three of the Inde mineral concessions and two others are held under an option to purchase agreement with Comercializadora y Arrendadora Parral, S.A. de C.V. ("the Parral Concessions"). In the third fiscal quarter of 2004, Amarc optioned the Inde Project to Minera Bugambilias, S.A. de C.V. ("Bugambilias"). Bugambilias can earn up to a 70% interest in the Inde Project by exercising two options. Under the First Option, Bugambilias can earn a 51% interest by incurring $2.2 million in expenditures on the property within three years, of which $100,000 must be spent in the first year, a further $500,000 in the second year and a further $1.6 million in the third year. Bugambilias must also make option payments on the Parral Concessions to keep the property in good standing for the first year. Alternately, Bugambilias could earn its 51% interest by extinguishing all of the option payments, totaling US$4 million, on the Parral Concessions. Bugambilias can exercise the Second Option and earn an additional 19% interest in the Inde Project by making a further US$2 million in expenditures or by having an internationally recognized third party engineering firm complete an industry standard feasibility study on the project within three years, or by extinguishing a 4% net smelter royalty on the Parral Concessions.

Amarc also has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. At the present time, the Company has no active exploration programs, nor does it plan to undertake any new programs, on these properties.

Market Trends

Gold prices improved significantly in 2003, averaging about US$364/oz for the year. The upward trend has continued in 2004, although the price has been more volatile in the past quarter. The average gold price in the first six months of 2004 is approximately US$400/oz. The copper price has also increased, averaging US$0.81/lb in 2003 and approximately US$1.25/lb to date in 2004.

AMARC RESOURCES LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3           Selected Annual Information

The consolidated financial statements have been prepared in accordance  with  Canadian  generally  accepted accounting principles, and are expressed in Canadian dollars.

	As at March 31	As at March 31	As at March 31
	2004	2003	2002
Current assets	$14,053,400	$871,881	$2,467,427
Mineral properties	73,929	–	–
Other assets	60,188	147,225	90,991
Total assets	14,187,517	1,019,106	2,558,418

Current liabilities	182,759	256,001	221,320
Shareholders' equity	14,004,758	763,105	2,337,098
Total shareholders' equity & liabilities	14,187,517	1,019,106	2,558,418

Working capital	13,870,641	615,880	2,246,107

	Year ended	Year ended	Year ended
	March 31 2004	March 31 2003	March 31 2002
Expenses
Conference and travel	33,404	12,157	73,266
Depreciation	17,037	20,750	4,052
Consulting	79,964	73,697	110,971
Exploration	460,252	405,330	3,735,839
Legal, accounting and audit	53,913	158,814	178,908
Office and administration	28,468	107,304	79,820
Salaries and benefits	140,619	272,965	110,766
Shareholder communication	21,495	126,193	20,552
Trust and filing	43,915	11,550	11,843
Foreign exchange loss (gain)	9,621	64,609	(1580)
Gain on disposal of equipment	–	–	(2,907)
Government grants	–	–	(387,880)
Interest income	(74,590)	(4,963)	(47,032)
Write down of marketable securities	–	581,010	–
Subtotal	814,098	1,829,416	3,886,618
Stock-based compensation	407,363	5,805	–
Loss (gain) on sale of marketable securities	(2,052,596)	19,500	–
Net income (loss) for the period	831,135	(1,854,721)	(3,886,618)

Basic and diluted income (loss) per share	$0.04	$(0.12)	$(3.73)

Weighted average number of common shares	21,421,096	15,170,448	1,041,233
outstanding

AMARC RESOURCES LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4           Results of Operations

Expenses in the first quarter of fiscal 2005, excluding stock-based compensation, foreign exchange, and interest increased to $646,728, as compared to $482,490 in the fourth quarter of fiscal 2004 and $74,595 in the first quarter of fiscal 2004. Exploration expenses, excluding stock-based compensation, for the quarter ended June 30, 2004 were $544,473 as compared to $396,529 for the fourth quarter of fiscal 2004.

Exploration costs increased in the first quarter of fiscal 2005 compared to the same quarter of 2004. These costs increased because properties were being reviewed and field programs were underway under the BC Initiative, whereas there were no active programs underway during the same quarter in the previous fiscal year. The main exploration expenditure during the quarter was wages for geological work (2005 - $368,617; 2004 - $2,419). Other exploration costs were (2005 - $73,364; 2004 - $17,516) for site activities and (2005 - $50,054; 2004 - $59) for assay and analysis.

Interest income increased to $66,416 from $61,228 in the previous quarter due to greater funds on deposit. This was the result of the cash provided by the March 2004 financing, and by the exercising of options and warrants.

Legal, accounting and audit decreased by $16,649 to $12,720 from $25,639 in the previous quarter primarily due audit costs accrued in the previous quarter. Office and administration costs decreased by $2,156 to $9,844 from $12,000 in the previous quarter. Salaries and benefits increased by $14,782 to $50,792 from $36,010 in the previous quarter due to increased additional management activities associated with property acquisitions during the quarter. Shareholder communication expenditures decreased by $1,918 to $11,885 from $13,803 in the previous quarter. Trust and filing costs decreased by $13,562 to $5,894 from $19,546 in the previous quarter, when filing fees were paid for the private placements.

AMARC RESOURCES LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5           Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts.

	June 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
	2004	2004	2003	2003	2003	2003	2002	2002
Current assets	$13,647	$14,053	$9,451	$745	$840	$872	$387	$684
Other assets	302	134	64	68	73	147	152	157
Total assets	13,948	14,188	9,515	813	913	1,019	538	841

Current liabilities	189	183	337	215	220	256	261	179
Shareholders' equity	13,759	14,005	9,177	598	693	763	277	662
Total shareholders' equity and
liabilities	13,948	14,188	9,515	813	913	1,019	538	841

Working capital	13,458	13,870	9,114	530	620	616	126	505

Expenses
Conference and travel	2	4	29	–	–	1	2	6
Depreciation	3	3	5	4	4	4	5	5
Consulting	5	(5)	66	6	12	18	16	15
Exploration	544	397	44	13	7	(1,220)	198	643
Legal, accounting and audit	13	26	9	9	10	32	58	12
Office and administration	10	(12)	11	10	20	16	(80)	55
Property investigations	–	–	–	–	–	–	–	(125)
Salaries and benefits	51	36	45	37	22	28	43	203
Shareholder communication	12	14	1	6	1	2	85	21
Trust and filing	6	20	20	5	(1)	4	3	4
Subtotal	647	482	231	91	75	(1,114)	330	839
Foreign exchange loss (gain)	(2)	(2)	2	5	5	28	11	(3)
Governments grants	–	–	–	–	–	–	97	(97)
Interest income	(72)	(61)	(5)	(1)	(8)	–	–	(2)
Subtotal	573	419	228	95	72	(1,086)	438	737
Stock-based compensation	12	407	–	–	–	6	–	–
Write-down of marketable
securities	–	–	–	–	–	20	–	–
Gain on sale of marketable
securities	(46)	(1,698)	(354)	–	(1)	581	–	–
Net income (loss) for the
period	$539	$872	$126	$(95)	$(71)	$479	$(438)	$(737)

Basic and diluted net income
(loss) per share	$(0.01)	$0.04	$0.01	$(0.01)	$(0.00)	$0.03	$(0.03)	$(0.05)

Weighted average number of
common shares
outstanding (thousands)	44,429	21,421	15,643	15,469	15,469	15,170	15,072	14,903

AMARC RESOURCES LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6           Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At June 30, 2004, the Company had working capital of approximately $13.5 million, which is sufficient to fund its known commitments.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

1.7           Capital Resources

The Company has commitments to spend approximately $3.5 million in qualifying Canadian exploration expenses prior to December 31, 2004, of which approximately $1.0 million had been expended to June 30, 2004.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8           Off-Balance Sheet Arrangements

None.

1.9           Transactions with Related Parties

Pursuant to an agreement dated December 31, 1996, Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia, a private company with certain directors in common with Amarc, carries out geological, exploration, corporate development, administration, and management services for, and incurs costs with third-party vendors on behalf of, Amarc on a full cost-recovery basis.

AMARC RESOURCES LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Costs for services rendered by HDI to the Company were $325,916 in the first quarter of fiscal 2005, as compared to $338,207 in the previous quarter and $56,750 in the first quarter of fiscal 2004. The variances are due to the increased level of activity in the Company.

Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common that provides consulting services at market rates to the Company. The Company paid $3,200 to HDGI in the first quarter of fiscal 2005, comparable to the previous quarter and the first quarter of fiscal 2004 when $3,200 was also paid.

United Mineral Services Ltd. ("UMS") is a private company owned by a director. During the year ended March 31, 2004, the Company acquired the 2,000 hectare RAD claims by paying the $8,000 staking cost which had been paid for by UMS and acquired the Buck claims by paying $65,929, the cost of staking the property and line cutting.

1.10          Fourth Quarter

Not applicable

1.11          Proposed Transactions

None.

1.12           Critical Accounting Estimates

Not required. The Company is a venture issuer.

1.13          Changes in Accounting Policies including Initial Adoption

None.

1.14          Financial Instruments and Other Instruments

None.

1.15          Other MD&A Requirements

1.15.1       Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

AMARC RESOURCES LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2        Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

               The required disclosure is presented in the notes to the consolidated financial statements.

(b) expensed research and development costs;

               Not applicable.

(c) deferred development costs;

               Not applicable.

(d) general and administration expenses; and

               The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

               None.

AMARC RESOURCES LTD. SIX MONTHS ENDED JUNE 30, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3        Disclosure of Outstanding Share Data

The following table details the share capital structure as at August 24, 2004, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				44,935,309

Share purchase options	December 20, 2004	$0.18	67,000
	May 9, 2005	0.17	7,000
	March 21 2005	0.31	1,998,000
	March 21, 2005	0.36	25,500
	March 21, 2005	0.49	73,000	2,170,500

Warrants	December 31, 2004	0.60	8,002,084
	March 9, 2005	0.85	2,000,000
	December 31, 2005	0.34	12,543,332	22,545,416

Certain of the above-noted warrants are subject to accelerated expiry provisions under certain conditions. Refer to the accompanying financial statements.